FOLD HOLDINGS, INC.

2942 North 24th St., Suite 115, #420235

Phoenix, AZ 85016

May 18, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Crypto Assets

Attn: Sonia Bednarowski

Re: Fold Holdings, Inc.

Registration Statement on Form S-3

Filed May 7, 2026

File No. 333-29541

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fold Holdings, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, May 20, 2026, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Samuel P. Williams, Esq. of Brown Rudnick LLP at (617) 856-8353 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

FOLD HOLDINGS, INC.

By: /s/ Will Reeves

Name: Will Reeves

Title: Chief Executive Officer

cc: Wolfe Repass, Fold Holdings, Inc.

Audrey Bartosh, Fold Holdings, Inc.

James Rippeon, Fold Holdings, Inc.

Samuel P. Williams, Esq. of Brown Rudnick LLP

Ivan Chaykovskiy, Esq. of Brown Rudnick LLP